# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sonder Holdings, Inc., CIK 0001819395
CUSIP: 83542D300
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 447 Sutter St. Suite 405, #542, San Francisco, California (CA), 94108
Date of event which requires filing of this statement: 09/30/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001875985
Persons authorized to receive notices and communications: Vanessa Barmack, 447 Sutter St. Suite 405, #542, San Francisco, California (CA), 94108, 6173000956

## Reporting persons
- Francis Davidson (CIK 0001875985): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF), other (OO); sole voting power 2,131,278; shared voting power 0; sole dispositive power 2,131,278; shared dispositive power 0; aggregate amount beneficially owned 2,131,278 (16.2% of the class)
  Comment: Percent of class represented by amount in (11) is calculated based on 11,585,625 shares of Common Stock (as defined below) outstanding as of January 9, 2025, based on information provided by the Issuer (as defined below), and assumes that none of the up to 725,000 shares of Common Stock issuable as potential Earn Out Shares (as defined below) will be earned as disclosed in the Proxy Statement (as defined below) and includes 59,799 shares of Common Stock subject to outstanding options held by Mr. Davidson which are exercisable within 60 days of January 9, 2025 and 1,500,000 shares of Common Stock issuable upon conversion of the 1,500,000 Series A Preferred Stock (as defined below) based on a conversion price of $1.00, excluding any shares of Common Stock issuable with respect to accrued and unpaid dividends.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Sonder Holdings, Inc.
Address of issuer's principal executive offices: 447 Sutter St. Suite 405, #542, San Francisco, California (CA), 94108

## Item 2. Identity and Background
Name of person filing: Francis Davidson
Residence or business address: 447 Sutter St, Suite 405 #542, San Francisco, CA 94108.
Present principal occupation or employment: Mr. Davidson's principal occupation is serving as Chief Executive Officer of the Issuer. Mr. Davidson also serves as a director of the Issuer.
Criminal convictions in the last five years: During the last five years, Mr. Davidson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Davidson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Davidson is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 20, 2023, the Issuer effected a 1-for-20 reverse stock split of the outstanding shares of Common Stock (including special voting common stock) (the "Reverse Stock Split"). All share information herein prior to the effective date of the Reverse Stock Split has been retroactively adjusted to reflect the Reverse Stock Split.

On January 18, 2022, in connection with the consummation of the business combination among Sonder Operating Inc. f/k/a Sonder Holdings Inc. ("Legacy Sonder"), Gores Metropoulos II, Inc. ("GMII") and two subsidiaries of GMII (the "Business Combination"), Mr. Davidson (i) received 371,069 shares of special voting common stock of the Issuer in exchange for his shares of Special Voting Series AA Common Stock, par value $0.000001 per share ("Legacy Sonder Special Voting Common Stock"), of Legacy Sonder, (ii) received 259,852 shares of Common Stock, a portion of such shares are subject to repurchase by the Issuer, and (iii) was granted options to purchase up to 236,431 shares of Common Stock, at an exercise price of $121.80 per share under the Legacy Sonder 2019 Equity Incentive Plan; 1/3rd of which will vest and become exercisable if the closing price of the Common Stock is equal to or greater than $90.60 on or before December 31, 2025, 1/3 of which will vest and become exercisable if the closing price of the Common Stock is equal to or greater than $127.80 on or before December 31, 2026, and 1/3 of which will vest and become exercisable if the closing price of the Common Stock is equal to or greater than $142.80 on or before December 31, 2027, and provided that Mr. Davidson remains a service provider to the Issuer as of each such date.

In connection with the Business Combination, as a holder of Legacy Sonder's common stock, Mr. Davidson is entitled to receive his pro rata share (61,314 shares) of up to an aggregate of 725,000 additional shares of Common Stock (the "Earn Out Shares") as consideration, if the Common Stock achieves certain benchmark share prices as contemplated by that certain Agreement and Plan of Merger, dated April 29, 2021, as amended, for the Business Combination (the "Merger Agreement"). If no such triggering event occurs prior to July 17, 2027, no Earn Out Shares will be issued.

On January 21, 2022, Mr. Davidson sold 91,463 shares of Common Stock for $164 per share.

On May 15, 2022, Mr. Davidson was granted 464,999 restricted stock units ("RSUs") under the Issuer's Management Equity Incentive Plan; 1/6th of which vest on the date on which the daily volume weighted average price of the Common Stock for a period of at least 10 days out of 20 consecutive trading days (the "Trigger Price") is equal to or greater than $260.00, 1/6th of which vest on the date on which the Trigger Price is equal to or greater than $300.50, 1/6th of which vest on the date on which the Trigger Price is equal to or greater than $360.00, 1/6th of which vest on the date on which the Trigger Price is equal to or greater than $410.00, 1/6th of which vest on the date on which the Trigger Price is equal to or greater than $460.00, and 1/6th of which vest on the date on which the Trigger Price is equal to or greater than $510.00. The performance period for such RSUs expires on July 17, 2027. Vesting of such RSUs is subject to the Common Stock meeting the applicable Trigger Price and continued employment through the applicable vesting date.

In December 2022, Mr. Davidson made a bona fide charitable gift of an aggregate of 669 shares of Common Stock. In March 2023, Mr. Davidson purchased an aggregate of 4,509 shares of Common Stock in the open market at prices ranging from $0.9802 to $1.14 per share. In March 2023, Mr. Davidson was granted stock options under the Issuer's 2021 Equity Incentive Plan to purchase 125,000 shares of Common Stock, which vest 1/48th monthly over a four year period beginning on April 13, 2023, subject to Mr. Davidson's continued service to the Issuer on each vesting date. In May 2023, Mr. Davidson purchased an aggregate of 30,782 shares of Common Stock in the open market at prices ranging from $0.3212 to $0.5400 per share.

On August 13, 2024, the Issuer entered into Securities Purchase Agreements (the "Securities Purchase Agreements") with certain qualified institutional buyers or accredited investors, including Mr. Davidson, pursuant to which the Issuer issued and sold an aggregate of 43.3 million shares of Series A Preferred Stock, in exchange for cash consideration in an aggregate amount of approximately $43.3 million (the "Private Placement"), in two tranches. Pursuant to his Securities Purchase Agreement, Mr. Davidson acquired in the Private Placement 1,000,000 shares of Series A Preferred Stock on August 13, 2024 and 500,000 shares of Series A Preferred Stock on November 6, 2024 for an aggregate of $1,500,000.

Holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the board of directors of the Issuer, cumulative dividends in cash (subject to certain conditions), at a rate of (a) fifteen percent (15.00%) from August 13, 2024 through August 13, 2025, (b) ten percent (10.00%) from August 14, 2025 through August 13, 2027, and (c) five percent (5.00%) from August 14, 2027 through August 13, 2028 on the sum of (i) the Liquidation Preference and (ii) all accumulated and unpaid dividends (if any), payable quarterly, in arrears. Dividends accumulate on a daily basis from the most recent date as to which dividends have been paid, or, if no dividends have been paid, from the date of issuance of such shares of Series A Preferred Stock (whether or not (i) any of the Issuer's agreements prohibit the current payment of dividends, (ii) there are earnings or funds of the Issuer legally available for the payment of such dividends or (iii) the Issuer declares the payment of dividends), until the earlier of: (a) the date that the Issuer publicly reports that it has realized at least $87 million of free cash flow (representing cash used in operating activities plus cash used in investing activities) over a twelve month period; or (b) August 13, 2028. Declared dividends on the Series A Preferred Stock will be payable solely in cash; provided, however, the Issuer may not make cash payments of declared dividends (i) that would violate the terms of certain specified debt agreements or (ii) without the prior written consent of holders representing 70% of the shares of Series A Preferred Stock outstanding.

Each holder of Series A Preferred Stock has the right to convert some or all of their Series A Preferred Stock at any time and from time to time into a number of shares of Common Stock per share of Series A Preferred Stock equal to (x) the Liquidation Preference (as defined in the certificate of designation of powers, preferences and rights of the Series A Preferred Stock (the "Certificate of Designation")), currently $1.00 per share, plus an amount equal to all accumulated and unpaid dividends on such shares (including dividends accrued and unpaid on previously unpaid dividends) divided by (y) the Optional Conversion Price (as defined in the Certificate of Designation) per share, currently $1.00 (such shares of Common Stock, the "Conversion Shares"). The Optional Conversion Price is equal to the lower of (i) $1.00 per share (as adjusted for any stock dividends, splits, combinations or other similar events on the Common Stock or the Series A Preferred Stock), and (ii) a ten percent (10%) discount to the lowest daily VWAP (as defined in the Certificate of Designation) of the Common Stock on the principal trading market therefor in the seven (7) trading days prior to the conversion date; provided that the Optional Conversion Price shall not be less than $0.50 (as adjusted for any stock dividends, splits, combinations or other similar events on the Common Stock or the Series A Preferred Stock). In connection with the initial closing, Mr. Davidson agreed not to convert any shares of Series A Preferred Stock to Common Stock prior to the Issuer's receipt of stockholder approval pursuant to Nasdaq Rule 5635(c), which was obtained on September 30, 2024.

Following the receipt of stockholder approval pursuant to Nasdaq Rule 5635(c), the holders of Series A Preferred Stock are also entitled to vote on all matters submitted to the stockholders for a vote together with the holders of the Common Stock as a single class, on an as-converted basis with a number of votes per share equal to (x) the Liquidation Preference, plus an amount equal to all accumulated and unpaid dividends on such shares (including dividends accrued and unpaid on previously unpaid dividends) divided by (y) $1.47 (as adjusted for any stock dividends, splits, combinations or other similar events on the Common Stock or the Series A Preferred Stock); provided, that the Series A Preferred Stock will not have the right to vote to the extent that they are convertible into Excess Conversion Shares (as defined in the Certificate of Designation).

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. Mr. Davidson holds all securities of the Issuer for investment purposes.

Mr. Davidson serves as the Chief Executive Officer and a director of the Issuer. Accordingly, Mr. Davidson may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. Except as otherwise described herein, Mr. Davidson currently has no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although Mr. Davidson reserves the right, at any time and from time to time, to review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto. Mr. Davidson intends to review from time to time his investment in the Issuer and the Issuer's business affairs, financial position, performance and other investment considerations. Mr. Davidson may from time to time engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and Mr. Davidson's liquidity requirements and investment considerations, and subject to the limitations in the agreements described above, Mr. Davidson may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The disclosures in this Schedule 13D are based on 11,585,625 shares of Common Stock outstanding as of January 9, 2025, based on information provided by the Issuer, and assumes that none of the up to 725,000 shares of Common Stock issuable as potential Earn Out Shares will be earned, as disclosed in the Issuer's definitive proxy statement for the 2024 annual stockholders meeting filed with the SEC on November 8, 2024 (the "Proxy Statement") and includes 59,799 shares of Common Stock subject to outstanding options held by Mr. Davidson which are exercisable within 60 days of January 9, 2025 and 1,500,000 shares of Common Stock issuable upon conversion of the 1,500,000 Series A Preferred Stock held by Mr. Davidson, based on a conversion price of $1.00, excluding any shares of Common Stock issuable upon conversion thereof with respect to accrued and unpaid dividends.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, Mr. Davidson holds directly and has the sole power to vote and dispose: (i) 203,010 shares of Common Stock, of which 74,942 shares are subject to a repurchase right of the Issuer that will terminate unless the Issuer achieves a stock price of $105.40 by November 15, 2026; (ii) 371,069 shares of special voting common stock; (iii) 59,799 shares of Common Stock subject to outstanding options which are exercisable within 60 days of January 9, 2025; and (iv) 1,500,000 shares of Series A Preferred Stock which are convertible into 1,500,000 shares of Common Stock, based on a conversion price of $1.00, excluding any shares of Common Stock issuable upon conversion thereof with respect to accrued and unpaid dividends.
Transactions in the class effected during the past sixty days: Except as otherwise set forth in Item 4 of this Schedule 13D, Mr. Davidson has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of Mr. Davidson, no one other than Mr. Davidson has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosures in Item 3 hereof with respect to the Securities Purchase Agreement are incorporated herein by reference.

In connection with the consummation of the Business Combination, the Issuer and Mr. Davidson, among others, entered into that certain Registration Rights Agreement, pursuant to which Mr. Davidson is entitled to certain registration rights with respect to any (a) shares of common stock issued as Earn Out Shares or issuable upon the conversion of any Earn Out Shares, in each case, held by Mr. Davidson prior to the Business Combination, (b) common stock issued or issuable upon conversion of the convertible promissory notes issued by Legacy Sonder to certain purchasers pursuant to the Note Purchase Agreement, dated March 12, 2021, as amended (the "Legacy Sonder Convertible Notes") or upon exercise of the warrants issued pursuant to the Note Purchase Agreement, dated on or about March 12, 2021 between Legacy Sonder and the other parties thereto and (c) any other equity security of the Issuer issued or issuable with respect to any such share of common stock referred to in the foregoing clauses by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise, subject to certain limitations set forth in the Registration Rights Agreement.

In connection with the Business Combination, Mr. Davidson is entitled to receive his pro rata share (61,314 shares) of the Earn Out Shares as consideration, if the Common Stock achieves certain benchmark share prices as contemplated by Merger Agreement. If no such triggering event occurs prior to July 17, 2027, no Earn Out Shares will be issued.

Pursuant to the Securities Purchase Agreement, the Issuer agreed to file a registration statement with the SEC to register the resale of all Conversion Shares no later than 30 calendar days following the date on which the Issuer files its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 and to use the Issuer's commercially reasonable efforts to have such registration statement declared effective within 45 to 90 days thereafter, depending on whether or not the SEC notifies the Issuer that it will "review" the registration statement. The Issuer agreed to bear all expenses in connection with such registration.

Mr. Davidson, in his capacity as the Chief Executive Officer and a director of the Issuer, is eligible to receive awards of Common Stock pursuant to the Issuer's equity compensation plans.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Davidson and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
(1) Amended and Restated Registration Rights Agreement, by and among Sonder Holdings Inc. (f/k/a Gores Metropoulos II, Inc.), Gores Metropoulos Sponsor II, LLC, the Gores Holders and the Sonder Holders (incorporated by reference to the Issuer's Current Report on Form 8-K filed with the SEC on January 24, 2022).

(2) Form of Securities Purchase Agreement, dated as of August 13, 2024, by and among the Issuer and the purchasers identified on the signature pages thereof (incorporated by reference to the Issuer's Current Report on Form 8-K filed with the SEC on August 19, 2024).

## Signatures
- Francis Davidson: /s/ Francis Davidson, Francis Davidson, Chief Executive Officer (01/15/2025)